Exhibit 99.1

Williams (NYSE: WMB) One Williams Center Tulsa, OK 74172 800-Williams www.williams.com

DATE: May 13, 2015

MEDIA CONTACT:	INVESTOR CONTACTS:
Tom Droege	John Porter	Brett Krieg
(918) 573-4034	(918) 573-0797	(918) 573-4614

Williams Announces Agreement to Acquire All Public Equity of

Williams Partners L.P.; Plans 3Q 2015 Dividend Increase to $0.64 or $2.56

on an Annualized Basis; Expects Dividend Growth of

10%-15% Annually Through 2020

•	Expect Transaction to be Meaningfully Accretive to Cash Available for Dividends with 2016-2018 Average Annual Accretion of over 10%; Coverage to Build from Over 1.1x in 2016 to Nearly 1.2x in 2018

•	Cash Flow Accretion and Extended Cash Tax Benefits Expected to Enable Extended Duration of 10-15% Dividend Growth Through 2020

•	Enhanced Growth Profile and Lack of Incentive Distribution Rights Expected to Significantly Lower Williams’ Cost of Capital for its Robust Portfolio of Natural Gas-Focused, Fee-Based Growth Projects as well as Potential M&A

•	Additional Transaction Benefits Anticipated: Simplified Corporate Structure, Governance and Synergies; Strong Investment-Grade Credit Ratings Consistent with Williams Partners’ Current Ratings and Outlook

•	$13.8 Billion Deal Structured as an All Stock-for-Unit Transaction, with Williams Partners Public Unitholders Receiving 1.115 Williams Shares for each Williams Partners Unit

•	Williams Partners’ Public Unitholders to Receive a 14.5% Premium to its 10-Trading Day Average Closing Price and a 12.6% Premium to its 20-Trading Day Average Closing Price

•	Williams Partners’ Public Unitholders Will Benefit from Enhanced Growth Prospects and Increased Equity Valuation of the Pro Forma Entity and Stronger Pro Forma Coverage Levels

•	Merger Expected to Close in the Fall of 2015 Following Regulatory Filings and a Successful Williams Shareholder Vote on Transaction

•	Williams Announces Planned 3Q 2015 Dividend Increase of 6.7% to $0.64 per Share, or $2.56 per Share on an Annualized Basis, and Expects Dividend Growth of 10%-15% Annually Through 2020

•	2016 Annual Dividend Expected to be $2.85 per Share, up 6.3% from the Previously Guided $2.68 per Share and Representing About 20% Increase from the Previous 2015 Dividend Guidance of $2.38 per Share

TULSA, Okla. – Williams (NYSE: WMB) and Williams Partners L.P. (NYSE: WPZ) today announced an agreement under which Williams will acquire all of the public outstanding common units of Williams Partners in an all stock-for-unit transaction at a 1.115 ratio of Williams common shares per unit of Williams Partners. The implied Williams Partners unit price as of May 12, 2015 represents a 14.5% premium to its 10-trading day average closing price and a 12.6% premium to its 20-trading day average closing price.

Upon completion of the proposed transaction, expected to occur in the third quarter of 2015, the combined entity is anticipated to be one of the largest and fastest-growing high-dividend paying C-Corps in the energy sector with an industry-leading 10 percent to 15 percent annual dividend growth rate through 2020. The combined entity is expected to generate adjusted EBITDA of approximately $5.4 billion in 2016. The combined entity expects to pay a third quarter 2015 dividend of $0.64 per share, or $2.56 per share on an annual basis, up 6.7 percent over Williams’ previously planned third quarter 2015 dividend of $0.60 per share. Dividends for 2016 are expected to total $2.85 per share, about 20 percent above Williams’ previously guided 2015 dividend and 6.3 percent above its previously guided 2016 dividend. The expected quarterly dividend increases are subject to quarterly approval of the company board of directors.

CEO Perspective

Alan Armstrong, Williams’ president and chief executive officer, made the following statements regarding the transaction:

“This strategic transaction will provide immediate benefits to Williams and Williams Partners investors. We continue to see an expanding portfolio of projects to connect the best supplies of natural gas and natural gas products to the best markets. The lower cost of capital and improved tax benefits expected from this transaction increase our confidence in extending the duration of our expected 10 percent to 15 percent dividend growth rate through 2020.

“This transaction simplifies our corporate structure, streamlines governance and positions Williams for strong investment-grade credit ratings. We anticipate significant market valuation upside and lower cost of capital for new fee-based growth projects along with incremental growth through strategically aligned M&A activities. Our roster of large-scale, fully contracted infrastructure projects will drive extraordinary adjusted EBITDA growth from an expected $5.4 billion in 2016 to $6.8 billion in 2018.”

Transaction

Under the terms of the merger agreement, Williams will acquire all of the 247 million public outstanding units of Williams Partners at a fixed exchange ratio of 1.115 Williams shares for each public unit of Williams Partners. In aggregate, Williams will issue 275.4 million shares in connection with the proposed transaction, representing approximately 27 percent of the total shares outstanding of the combined entity. The transaction will be taxable to Williams Partners unitholders, and Williams will receive the tax benefits from the asset step-up to be realized over a 15-year period.

Williams has reviewed the proposed transaction with the rating agencies and expects the combined entity will have strong investment grade credit ratings consistent with Williams Partners’ current ratings and outlook. Williams will put in place cross guarantees among and between Williams and Williams Partners to be effective on closing of the transaction in order to largely eliminate the structural subordination of Williams.

The merger is expected to close in the fall of 2015 following regulatory filings and the requisite approval of Williams shareholders under NYSE rules. Following consummation of the merger, Williams Partners will become a wholly owned subsidiary of Williams.

Williams Partners L.P. was represented in the negotiations by its general partner’s Conflicts Committee which is comprised of independent members of its general partner’s board of directors. The Williams Partners Conflicts Committee recommended approval of the transaction to the board of directors of the general partner of Williams Partners. The transaction was approved by the boards of directors of both the general partner of Williams Partners and Williams.

Barclays and Gibson Dunn acted as financial and legal advisors, respectively, to Williams. Evercore and Baker Botts L.L.P. acted as financial and legal advisors, respectively, to the Conflicts Committee of Williams Partners, L.P.

Williams, Williams Partners Analyst Day on May 13

Williams is scheduled to host its annual Analyst Day event May 13. During the event, Williams’ management will give a presentation covering this announcement and give additional detail of Williams’ acquisition of all public outstanding units of Williams Partners L.P. The event is scheduled from 8:30 a.m. to approximately 2:30 p.m. EDT.

On the day of the event, presentation files will be featured on www.williams.com for download along with a link to a live webcast. A replay of the Analyst Day webcast will be available for two weeks following the event.

Important Information:

This document includes important information about an agreement for the acquisition by The Williams Companies, Inc. of all publicly common units of Williams Partners L.P. Williams and Williams Partners security holders are urged to read the joint solicitation statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Investors will be able to obtain a free copy of the joint solicitation statement/prospectus, as well as other filings containing information about the proposed transaction, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint solicitation statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint solicitation statement/prospectus can also be obtained, without charge, by directing a request either to The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations or to Williams Partners L.P., One Williams Center, Tulsa, Oklahoma 74172, Attention: Investor Relations.

The respective directors and executive officers of Williams and Williams Partners may be deemed to be “participants” (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about Williams’ directors and executive officers is available in Williams’ annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on February 25, 2015. Information about Williams Partners’ directors and executive officers is available in WPZ’s annual report on Form 10-K for the fiscal year ended December 31, 2014 filed with the SEC on February 25, 2015. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint solicitation statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Definitions of Non-GAAP Financial Measures

This news release includes certain financial measures – adjusted EBITDA, cash available for dividends and dividend coverage ratio – that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission.

Our segment performance measure, modified EBITDA, is defined as net income (loss) before income tax expense, net interest expense, equity earnings from equity-method investments, other net investing income, depreciation and amortization expense, and accretion expense associated with asset retirement obligations for nonregulated operations. We also add our proportional ownership share (based on ownership interest) of modified EBITDA of equity investments.

Adjusted EBITDA further excludes items of income or loss that we characterize as unrepresentative of our ongoing operations and may include assumed business interruption insurance related to the Geismar plant. Management believes these measures provide investors meaningful insight into results from ongoing operations.

For Williams, cash available for dividends is defined as cash received from its ownership in MLPs, cash received (used) by its NGL & Petchem Services segment (other than cash for capital expenditures) less interest, cash taxes and maintenance capital expenditures associated with Williams and not the underlying MLPs. We also calculate the ratio of cash available for dividends to the total cash dividends paid (dividend coverage ratio). This measure reflects Williams’ cash available for dividends relative to its actual cash dividends paid. This transaction will result in the calculation of cash available for dividends beginning with adjusted Williams EBITDA rather than the cash received from its ownership in MLPs and cash received (used) by its NGL & Petchem Services segment (other than cash for capital expenditures) and also will be reduced by distributions to non-controlling interests.

This news release is accompanied by a reconciliation of these non-GAAP financial measures to their nearest GAAP financial measures. Management uses these financial measures because they are accepted financial indicators used by investors to compare company performance. In addition, management believes that these measures provide investors an enhanced perspective of the operating performance of the Company’s assets and the cash that the business is generating.

Neither adjusted EBITDA nor cash available for dividends are intended to represent cash flows for the period, nor are they presented as an alternative to net income or cash flow from operations. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles.

WMB Net Income to Adjusted EBITDA

($ in millions)	2016			2017			2018
	Low	Base	High	Low	Base	High	Low	Base	High
Net income from continuing operations	1,255	1,385	1,515	1,570	1,720	1,870	1,735	1,925	2,115
Add: Net interest expense [1]	1,120	1,115	1,110	1,185	1,175	1,165	1,325	1,315	1,305
Add: Provision for income taxes	620	700	780	815	900	985	930	1,050	1,170
Add: Depreciation & amortization (DD&A)	1,870	1,870	1,870	1,945	1,945	1,945	2,110	2,110	2,110
Less: Equity earnings from investments	(495)	(505)	(515)	(645)	(660)	(675)	(755)	(780)	(805)
Add: Proportionate share of EBITDA from investments [2]	800	810	820	955	970	985	1,155	1,180	1,205

Adjusted EBITDA	$5,170	$5,375	$5,580	$5,825	$6,050	$6,275	$6,500	$6,800	$7,100

	2016			2017			2018
2) Proportionate Share of EBITDA from investments:	Low	Base	High	Low	Base	High	Low	Base	High
Net income from continuing operations	$495	$505	$515	$645	$660	$675	$755	$780	$805
Add: Net interest expense	58	58	58	61	61	61	56	56	56
Add: Depreciation & amortization (DD&A)	226	226	226	236	236	236	287	287	287
Other	21	21	21	13	13	13	57	57	57

Adjusted EBITDA from Equity Investments	$800	$810	$820	$955	$970	$985	$1,155	$1,180	$1,205

1)	Includes capitalized interest and interest amortization

About Williams & Williams Partners

Williams (NYSE: WMB) is a premier provider of large-scale infrastructure to connect North American natural gas and natural gas products to growing demand for cleaner fuel and feedstocks. Headquartered in Tulsa, Okla., Williams owns approximately 60 percent of Williams Partners L.P. (NYSE: WPZ), including all of the 2 percent general-partner interest. Williams Partners is an industry-leading, large-cap master limited partnership with operations across the natural gas value chain from gathering, processing and interstate transportation of natural gas and natural gas liquids to petchem production of ethylene, propylene and other olefins. With major positions in top U.S. supply basins and also in Canada, Williams Partners owns and operates more than 33,000 miles of pipelines system wide – including the nation’s largest volume and fastest growing pipeline – providing natural gas for clean-power generation, heating and industrial use. Williams Partners’ operations touch approximately 30 percent of U.S. natural gas. www.williams.com

Forward-Looking Statements

The reports, filings, and other public announcements of The Williams Companies, Inc. (Williams) and Williams Partners L.P. (WPZ) may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	The closing, expected timing, and benefits of the proposed merger of WPZ and SCMS LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Williams (the “Proposed Merger”);

•	Expected levels of cash distributions by WPZ with respect to general partner interests, incentive distribution rights, and limited partner interests;

•	The levels of dividends to Williams stockholders;

•	Our expected financial results following the Proposed Merger;

•	Future credit ratings of Williams and WPZ;

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from operations or results of operations;

•	Seasonality of certain business components;

•	Natural gas, natural gas liquids, and olefins prices, supply, and demand; and

•	Demand for our services.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Satisfaction of the conditions to the completion of the Proposed Merger, including approval by Williams stockholders;

•	Whether WPZ will produce sufficient cash flows to provide the level of cash distributions we expect;

•	Whether Williams is able to pay current and expected levels of dividends;

•	Availability of supplies, market demand, and volatility of prices;

•	Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets into our existing businesses as well as successfully expand our facilities;

•	Development of alternative energy sources;

•	The impact of operational and developmental hazards and unforeseen interruptions;

•	Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

•	Williams’ costs and funding obligations for defined benefit pension plans and other postretirement benefit plans;

•	WPZ’s allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risk of our customers and counterparties;

•	Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings as determined by nationally-recognized credit rating agencies and the availability and cost of capital;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions; and

•	Additional risks described in our filings with the Securities and Exchange Commission (SEC).

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this presentation. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in Williams’ and WPZ’s annual reports on Form 10-K each filed with the SEC on Feb. 25, 2015, and each of our respective quarterly reports on Form 10-Q available from our offices or websites at www.williams.com and investor.williams.com.

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